EXHIBIT 3.2
ARTICLE XI
Indemnification
          Section 1. Indemnification of Directors and Officers. Directors and officers of the corporation shall be entitled to indemnification as provided in the corporation’s Certificate of Incorporation.
          Section 2. Repayment of Expenses. The corporation shall pay or reimburse (on an unsecured basis) the reasonable expenses (including attorney fees) incurred by any director or officer of the corporation in defending any action, suit or proceeding, whether civil, criminal or investigative, as contemplated by Article SIXTH of the corporation’s Certificate of Incorporation in advance of its final disposition if the corporation has received an undertaking by the person receiving such payment or reimbursement to repay all amounts advanced if it should be ultimately determined that he or she is not entitled to be indemnified under Article SIXTH of the corporation’s Certificate of Incorporation or otherwise.
          Section 3. Non-Exclusivity of Rights. The rights conferred on any person by Article SIXTH of the corporation’s Certificate of Incorporation or this Article XI shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these By-laws, agreement, vote of stockholders or disinterested directors or otherwise.
          Section 4. Amendment or Repeal. Any repeal or modification of any provisions of this Article XI shall not adversely affect any right or protection of any person in respect of any event, act or omission occurring prior to the time of such repeal or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).